UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 22 April, 2008

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









EMBARGO 12.00                                                    22nd APRIL 2008


                            ALLIED IRISH BANKS, P.L.C.
                              ANNUAL GENERAL MEETING
                      CHAIRMAN MR. DERMOT GLEESON'S SPEECH


("AIB") (NYSE: AIB) Chairman's speech to AIB Annual General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Click here to download accompanying slides
Slides are available at:  www.aibgroup.com/investorrelations

Check against delivery

Our shareholders have indicated that they like to receive an account of how the business is performing, at the AGM, which I'm very happy to provide.

And, given the current unprecedented turmoil in the financial markets, it is particularly timely to provide you with some detailed information confirming the financial strength of AIB.

An extensive account of our performance and financial position is available in the Annual Report, and a smaller, more digestible and accessible version is available in what we call the Summary Review, the cover of which is shown on the screen, which provides a useful birds-eye view of where the Bank is at this point in time.

I'm very happy to be able to tell you that 2007 was another successful year for AIB.

Slide 1 - Performance highlights

We increased our adjusted basic earnings per share, a key indicator of the underlying performance of our businesses, by 13%.

Each of our divisions, the Republic of Ireland, Capital Markets, the U.K. and Poland, saw their operating profit grow in 2007, which was especially encouraging as market conditions for the banking and financial services sector became more challenging particularly from the middle of last year.

And we continued to demonstrate diversity and resilience in the sources of our growth by Division and geography, with 57% of our profit generated outside the Republic of Ireland in 2007.

This carefully chosen spread of businesses is a distinguishing feature of AIB relative to peer banks in Europe.

We continued to invest in our operating infrastructure with the aim of increasing quality and efficiency and reducing operational risk across the Group.

And we continued our growth in Central Europe, with a number of small but judicious acquisitions to complement our successful Polish franchise.

Slide 2 - Progressive dividend policy

This continued success is reflected in the increase in our dividend, which has gone up by 10% this year, and for each of the past five years, as illustrated on the slide, and by over 60% over that same five year period.

Our goal is to maintain a progressive dividend policy, whereby we pay around 40% of the profit attributable to shareholders in dividends.

So, another successful year and a year in which our confidence in the strength and resilience of the business to withstand market shocks was reinforced.

Slide 3 - Financial markets turmoil

I want to speak for a short while on the background to the turmoil in financial markets which has dominated much of the financial news since the middle of last year, and had such an impact on share prices generally.

The turmoil has its origins in U.S. sub-prime mortgages, which are mortgages made to higher-risk borrowers. That is, borrowers with lower income or poorer credit histories than "prime" borrowers.

The sub-prime mortgage crisis began to emerge with the weakening of both the U.S. economy and the US housing market, the combination of which led to higher default rates on those sub-prime and other mortgages.

Many of those mortgage lenders had, in effect, sold on their mortgages. They had passed the rights to those mortgage payments and related credit risk to third-party banks and investors through financial instruments known as mortgage-backed securities and collateralised debt obligations, or CDOs.

As the value of the underlying mortgage assets declined through defaults, banks and investors holding those instruments experienced significant write-downs.

And so, as we have seen, many major banks and financial institutions around the world, including CitiGroup, Merrill Lynch, Lehman Brothers, UBS, and many more, have reported combined write-downs of approximately $200 billion as of April 1, 2008.

The lack of clarity and uncertainty regarding the financial system's exposures to these instruments has had a contracting effect on the wholesale funding market, which is a critical source of funding for many banks.

When the availability of such funding contracted, and the cost of that funding, where available, increased, many institutions' business models were put under severe pressure.

Northern Rock in the U.K. and Bear Stearns in the U.S. were both victims of this phenomenon.

At the same time, the uncertainty surrounding the dispersion of the credit risk, and its potential impact on financial institutions, damaged confidence in the stock markets and, with the contagion spreading indiscriminately to other unaffected asset classes, the share prices of financial institutions, generally, fell sharply.

So, while there are many and varied views on what it will take for markets to begin operating again in an orderly manner, it is apparent that investors will want transparency in three core areas.

Slide 4 - AIB's solid capital position

The first of those relates to the level of capital, the life blood of a company, and whether the ratio of a company's capital to what are known as 'risk-weighted assets' is at an acceptable level for the scale and mix of the business.

Let me assure you that AIB's capital position is solid. There are two key capital ratios that Investors look to and they are the Tier 1 and Total Capital ratios. The regulatory minima which banks must maintain are 4.25% for the Tier 1 ratio and 8.5% for the Total Capital ratio. AIB's equivalents, as displayed, are significantly above these at 7.5% and 10.1%.

There is now a new capital requirements directive for banks, known as Basel 2, which we do not expect to significantly change our minimum regulatory capital requirement in the short to medium term.

So AIB has no requirement for recourse to shareholders for supplementary capital.

Slide 5 - AIB's strong funding diversity

The second issue that investors are currently looking at is whether a bank has sufficient liquidity. In other words, is its funding sufficiently predictable and longer-term in nature to support its existing lending portfolio, and to allow it to continue to write new business.

From AIB's perspective, our funding is stable and robust with a strong emphasis on stable customer deposits. These account for 48% of our funding requirements.

Our funding is well spread by product, currency, geography, duration, and investors, with significant headroom across a wide range of funding programmes.

At year-end, 78% of our term funding had a remaining maturity of greater than one year, and the combined value of our customer accounts and longer-term market funding equated to 94% of the value of our customer loans.

That is a strong position to be in.

As for all banks, there is no doubt that funding is becoming more expensive under current conditions, which is having some impact on our margin, and there is growing evidence in our markets of higher rates being sought when the funds are lent on to customers.

Slide 6 - AIB's robust asset quality

The third area that concerns investors is asset quality, that is, the quality of our customer loan book and other assets and their resilience to a downturn in the economic cycle.

While always important in the banking world, asset quality becomes more of a focus for Investors when economies begin to slow down.

I can assure you that AIB's asset quality is strong.

You can see from this slide that our key indicators of asset quality remain solid, when compared with their equivalent numbers from 12 months ago.

There is no doubt that during 2008, with economies slowing, our provision charge is expected to increase from 9 basis points of average advances in 2007 to approx. 20 basis points.

But it's coming from historically low levels which were driven by the strength of the economies in which we operate and the resulting financial strength of individuals and companies generally.

Our exposure to sub-prime assets is very low, but, as you have seen from our 2007 financial statements, we are not immune to, and have been affected by, the current indiscriminate asset valuation write-downs, caused by the global market dislocation, factors which are outside of our control and which do not reflect the underlying value of those assets.

Let me assure you that AIB is performing very well in the three areas of capital, funding, and asset quality, and so will be well positioned to benefit when the markets eventually recover.

Slide 7 - Irish economy

In addition to the global concerns in the markets, which I've outlined, there is also, at present, a generally cautious view of the Irish Economy and the housing / property & construction market in Ireland, both of which are weighing on Irish shares.

With regards to the economy, it has been clear for some time that 2008 would be a year of slower growth - certainly by the standards we have become accustomed to in recent years.

However, a major part of this slowdown is due to the adjustment in the housing market to more sustainable levels.

While this leads to some short-term difficulties, such an adjustment is a necessary - and some would say desirable - development, and is generally seen as such, with economic forecasters predicting higher and better balanced growth levels in 2009.

However, this adjustment in the housing market has led to concerns over the Irish banks exposure to the mortgage and property & construction sectors.

Let me say a few words on AIB's position in this regard.

As the largest bank in the country, AIB is a major player in what has been the country's biggest growth sector of the past few years.

The main consideration for investors, both retail and institutional, is the quality of our lending to this sector.

And, in this respect, we are comfortable with the quality of these loans, and the diversified nature of our exposures to these broad sectors.

Slide 8 - AIB's solid / resilient residential mortgage portfolio

First of all, in relation to our residential mortgage portfolio, our primary emphasis continues to be on a customer's repayment capacity.

We stress test our customers' capacity to repay their mortgages in a higher interest rate environment, and our policy on loan to value remains very conservative. This is a very solid and resilient portfolio with a very low level of arrears.

Slide 9 - AIB's property & construction portfolio well diversified

With regard to our commercial Property & Construction portfolio, a significant portion of the growth in this sector has been to well-established, long standing, high net worth customers.

The portfolio continues to be well diversified by loan type, sub-sector, location and individual customer, across the Group's businesses.

You can see from this slide that 50% of the Group's exposure, and 41% of our exposure in the Republic of Ireland, is to the Property Investment sub-sector, which represents lending where cash-generating assets are held to service debt.

Slide 10 - AIB's property & construction assets well spread geographically

And, as the next slide shows, 45% of our exposure relates to assets located outside the Republic of Ireland.

The Residential Development sub-sector in the Republic of Ireland has been impacted by the slowdown in residential sales.

We are very conscious of the potential difficulties in this sector and the portfolio continues to be reviewed and tightly managed in light of emerging market dynamics.

We continue to maintain our strategy to support existing and proven customers in this sector, and have been prudent in our risk-assessment and management in this regard.

Now, finally, let me say something about this year, 2008.

In line with banks globally, our businesses are facing a clearly more challenging and uncertain environment.

We continue to target a low single digit percentage increase in earnings per share in 2008, relative to a 2007 base figure of 205.9c.

This guidance is based on current business trends, and factors within our control.

In common with other banks, however, the actual outcome could be affected by highly volatile conditions and their potential effect on our business, funding, and the market value of our assets.

Thank you.

                                     -ENDS-

For further information please contact:
Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6413894

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  22 April, 2008                        By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.